SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 1-10777

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ambac Financial Group, Inc. Savings Incentive Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ambac Financial Group, Inc.

One State Street Plaza

New York, New York 10004

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

Ambac Financial Group, Inc.

Savings Incentive Plan

Report of Independent Registered Public Accounting Firm

The Administrator

Ambac Financial Group, Inc. Savings Incentive Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Ambac Financial Group, Inc. Savings Incentive Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 28, 2007

Ambac Financial Group, Inc.

Savings Incentive Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value (see note 3):
Ambac Financial Group, Inc. Stock Fund	$23,526,585	$22,823,208
Mutual funds	61,644,420	49,711,321
Loans to participants	760,415	700,562

Total investments	85,931,420	73,235,091

Receivables:
Employer contributions receivable (see note 1(b))	2,213,598	2,082,976
Participant contributions receivable	169,915	136,590

Total receivables	2,383,513	2,219,566

Net assets available for plan benefits	$88,314,933	$75,454,657

See Accompanying Notes to the Financial Statements

Ambac Financial Group, Inc.

Savings Incentive Plan

Statements of Changes in Net Assets Available for Plan Benefits

For the years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Contributions:
Employer contributions	$3,067,836	$2,877,264
Participant contributions	3,103,009	2,833,149
Rollovers	799,068	875,979

Total contributions	6,969,913	6,586,392

Investment Income:
Dividends	3,089,844	1,865,769
Interest on participant loans	44,675	41,938
Net appreciation (depreciation) in fair value of investments (see note 3)	7,057,341	(52,976)

Total investment income	10,191,860	1,854,731

Total additions	17,161,773	8,441,123

Deductions from net assets attributed to:
Benefit payments	4,300,078	5,339,804
Administrative expenses	1,419	1,340

Total deductions	4,301,497	5,341,144

Net increase	12,860,276	3,099,979

Net assets available for plan benefits:
Beginning of year	75,454,657	72,354,678

End of year	$88,314,933	$75,454,657

See Accompanying Notes to the Financial Statements

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of the Plan

The following description of the Ambac Financial Group, Inc. Savings Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or Plan document for more complete information of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all regular employees of Ambac Financial Group, Inc. (“Ambac”) who have completed at least six months of service in which the employee is credited with at least 500 hours of service. Ambac is the Plan sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan is a program designed to encourage long-term savings by eligible employees of Ambac. These savings are achieved through a systematic program of salary deferrals. The employee’s salary is reduced by the amount elected to be saved on a pre-tax basis. The pre-tax “deferred” part of the employee’s salary is not taxable to the employee until distribution, unless such distribution is to another eligible retirement plan.

(b)	Contributions

Each participant in the Plan directs Ambac to defer on a pre-tax basis a certain percentage of his or her compensation. Employee contributions are accrued when deducted from employee pay and are invested after receipt by the trustee. Eligible participants age 50 or over may also elect additional catch-up contributions subject to the dollar limits in the Economic Growth and Tax Relief Reconciliation Act (“EGTRRA”) of 2001. These catch-up contributions are not matched by Ambac. Employees may contribute to the Plan up to 20% of base compensation. The maximum annual contribution is $15,000 for 2006 and $14,000 for 2005. Ambac makes an employer matching contribution of 50% of the employee’s contributions up to 6% of such participants’ base compensation, subject to limits set by the Internal Revenue Code. Effective January 1, 2007, Ambac’s employer matching contribution will be 100% of the employee’s contribution, up to 6% of such participant’s base compensation, subject to limits set by the Internal Revenue Code. Ambac may also make a Basic Profit Sharing contribution of 3% of base compensation and a Supplemental Profit Sharing contribution of an additional 3% of base compensation in the subsequent year to eligible employees. Additionally, Ambac may make a Discretionary Profit Sharing contribution equal to an amount determined by Ambac, in its sole discretion, for the taxable year with or within which the applicable Plan year ends. In 2007 and 2006, Ambac made a $2,161,131 and $2,039,628 contribution for its Basic and Supplemental Profit Sharing Contribution for 2006 and 2005, respectively. All contributions are invested as directed by the participant.

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1), Continued

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) Ambac’s contributions, and (b) Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in all contributions plus actual earnings or losses thereon.

(e)	Payments of Benefits

On termination of employment, retirement, total and permanent disability, or death, a participant or participant’s beneficiary may elect to receive an immediate lump-sum amount equal to the value of his or her account, or may elect to defer receipt of such lump sum payment until such participant attains the age of 70  1/2. If the participant’s amount is less than $5,000, a lump sum distribution is made following termination of employment.

(f)	Participant Loans

Participants may borrow, subject to limitations relative to prior loans, up to one-half of their vested account balances, but not to exceed $50,000. The minimum loan amount is $500. The loan will bear a fixed rate of interest as determined by the Plan Administrative Committee. Participants may have up to three outstanding loans at any one time. Repayment of the loan shall be made through payroll deductions over a term not to exceed five years. However, if the loan is used to acquire a principal residence, the term of the loan may be for up to 15 years. All outstanding loans shall be due and payable at the time of any distribution of all or any portion of the value of a participant’s account.

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as disclosures of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Ambac Financial Group, Inc. Stock Fund is valued at its year-end unit closing price. The Ambac Financial Group, Inc. Stock Fund consists of Ambac Financial Group, Inc. common stock as well as small amounts of cash. The Ambac Financial Group, Inc. common stock in the stock fund is valued using quoted market prices. Participant loans are valued at cost which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

(c)	Plan Expenses

It is Ambac’s present practice to pay routine administrative, accounting, legal and investment advisory expenses of the Plan.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Risks and Uncertainties

The Plan offers a number of investment options including the Ambac Financial Group, Inc. Stock Fund and a variety of mutual funds. The investment funds consist of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(2), Continued

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all fund elections. Additionally, the investments within each fund election are further diversified into varied financial instruments, with the exception of the Ambac Financial Group, Inc. Stock Fund, which principally invests in the securities of a single issuer. Participant’s abilities to make decisions in investment activities in the Ambac Financial Group, Inc. Stock Fund are suspended during the “black-out” periods that are part of Ambac’s procedures designed to avoid violations of applicable securities laws.

(3)	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	2006	2005
Ambac Financial Group, Inc. Stock Fund	$23,526,585	$22,823,208
Vanguard 500 Index Mutual Fund	7,948,376	6,285,354
Vanguard International Growth Mutual Fund	7,915,990	4,432,780
Vanguard Growth & Income Mutual Fund	7,695,804	6,649,094
Vanguard Windsor II Mutual Fund	6,793,385	4,911,005
Vanguard Prime Money Market Mutual Fund	6,211,961	5,773,211
Vanguard Explorer Mutual Fund	4,981,764	4,261,442
Vanguard U.S. Growth Mutual Fund	4,456,077	4,383,815

The net appreciation (depreciation) of investments (including gains and losses on investments bought and sold, as well as held) for the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
Ambac Financial Group, Inc. Stock Fund	$3,239,910	$(1,520,314)
Mutual Funds	3,817,431	1,467,338

Total	$7,057,341	$(52,976)

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(4)	Nonparticipant-Directed Investments

Beginning January 1, 2006, Plan investments became 100% participant-directed. Prior to this, investments were both participant and nonparticipant-directed. The tables below present information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments:

2005
Net Assets:
Ambac Financial Group Inc. Stock Fund *	$22,823,208

Employer contribution receivable	$246,372

Year Ended December 31, 2005
Changes in Net Assets*:
Contributions	$1,578,744
Interest and dividends	169,920
Net (depreciation) appreciation in fair value	(1,520,314)
Benefit payments	(1,268,191)
Administrative expenses	(580)
Transfers to participant directed-investments, net	(181,686)

$(1,222,107)

*	The Ambac Financial Group, Inc. Stock Fund displayed above is for both participant / nonparticipant-directed investments. It is not practicable to determine the balance of nonparticipant-directed net assets.

(5)	Income Tax Status

The Internal Revenue Service has determined and informed Ambac by a letter dated March 5, 2004 that the Plan, and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(6)	Plan Termination

Although it has not expressed any intention to do so, Ambac has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan was terminated, the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations, generally to provide benefits, after all expenses, to the participants and beneficiaries of the Plan.

(7)	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (“Vanguard”). Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Schedule 1

Ambac Financial Group, Inc.

Savings Incentive Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Decembers 31, 2006

Identity of Issue	Description	Current Value
* Ambac Financial Group, Inc. Stock Fund	Common Stock Fund; 289,480 shares at cost of $11,053,052	$23,526,585

* Vanguard 500 Index Mutual Fund	Mutual Fund; 60,865 shares	7,948,376
* Vanguard International Growth Mutual Fund	Mutual Fund; 331,768 shares	7,915,990
* Vanguard Growth & Income Mutual Fund	Mutual Fund; 215,207 shares	7,695,804
* Vanguard Windsor II Mutual Fund	Mutual Fund; 195,493 shares	6,793,385
* Vanguard Prime Money Market Mutual Fund	Mutual Fund; 6,211,961 shares	6,211,961
* Vanguard Explorer Mutual Fund	Mutual Fund; 66,681 shares	4,981,764
* Vanguard U.S. Growth Mutual Fund	Mutual Fund; 245,109 shares	4,456,077
* Vanguard Wellington Mutual Fund	Mutual Fund; 86,059 shares	2,790,906
* Vanguard Long-Term Investment Grade	Mutual Fund; 294,740 shares	2,726,346
* Vanguard Total Bond Market Index Mutual Fund	Mutual Fund; 241,510 shares	2,412,684
* Vanguard REIT Index Mutual Fund	Mutual Fund; 88,904 shares	2,274,165
* Vanguard LifeStrategy Growth Mutual Fund	Mutual Fund; 52,062 shares	1,242,710
* Vanguard Inflation-Protected Securities Mutual Fund	Mutual Fund; 93,008 shares	1,095,638
* Vanguard Target Retirement 2025 Mutual Fund	Mutual Fund; 45,748 shares	596,559
* Vanguard LifeStrategy Conservative Growth Mutual Fund	Mutual Fund; 24,240 shares	402,145
* Vanguard LifeStrategy Moderate Growth Mutual Fund	Mutual Fund; 19,361 shares	394,185
* Vanguard Short-term Bond Index Mutual Fund	Mutual Fund; 33,147 shares	327,822
* Vanguard Target Retirement 2015 Mutual Fund	Mutual Fund; 24,481 shares	305,031
* Vanguard Target Retirement 2030 Mutual Fund	Mutual Fund; 11,433 shares	257,691
* Vanguard LifeStrategy Income Mutual Fund	Mutual Fund; 13,464 shares	187,548
* Vanguard GNMA Mutual Fund	Mutual Fund; 17,905 shares	182,811
* Vanguard Calvert Social Index Mutual Fund	Mutual Fund; 18,675 shares	171,997
* Vanguard Target Retirement 2020 Mutual Fund	Mutual Fund; 5,188 shares	115,183
* Vanguard Target Retirement 2010 Mutual Fund	Mutual Fund; 3,448 shares	75,310
* Vanguard Target Retirement 2035 Mutual Fund	Mutual Fund; 2,671 shares	37,045
* Vanguard Target Retirement 2050 Mutual Fund	Mutual Fund; 1,047 shares	23,605
* Vanguard Target Retirement 2040 Mutual Fund	Mutual Fund; 490 shares	11,014
* Vanguard Target Retirement 2045 Mutual Fund	Mutual Fund; 691 shares	9,889
* Vanguard Target Retirement 2005 Mutual Fund	Mutual Fund; 68 shares	779
* Participant Loans	93 participants loans (Interest rate range 5.00% to 10.5%)	760,415

		$85,931,420

*	party-in-interest as defined by ERISA

See accompanying report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administrator the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ambac Financial Group, Inc. Savings Incentive Plan

Dated: June 28, 2007	By:	/s/ Sean T. Leonard
Sean T. Leonard
Senior Vice President and Chief Financial Officer

Dated: June 28, 2007	By:	/s/ Gregg L. Bienstock
Gregg L. Bienstock, Esq.
Senior Vice President,
Chief Administrative Officer and Employment Counsel
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Document
23	Consent of Independent Registered Public Accounting Firm.